Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 5, 2020
Relating to Preliminary Prospectus Supplement dated May 5, 2020
Registration No. 333-237999

Norwegian Cruise Line Holdings Ltd.

36,363,636 ORDINARY SHARES

PRICING TERM SHEET

This pricing term sheet of Norwegian Cruise Line Holdings Ltd. relates only to the offering of its ordinary shares described in, and should be read together with, the preliminary prospectus supplement, dated May 5, 2020 (the “Preliminary Prospectus Supplement”), which supplements the prospectus included in Norwegian Cruise Line Holdings Ltd.’s Registration Statement on Form S-3 (File No. 333-237999), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the ordinary shares offered thereby. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Norwegian Cruise Line Holdings Ltd., a Bermuda company

Ticker / Exchange for Ordinary Shares:	NCLH / New York Stock Exchange (NYSE)

Number of Shares Offered:	36,363,636 ordinary shares

Underwriters’ Option:	The Issuer has granted the underwriters a 30-day option to acquire up to 5,454,545 additional ordinary shares at the public offering price, less underwriting discounts and commissions

Pricing Date:	May 5, 2020

Trade Date:	May 6, 2020

Settlement Date:	May 8, 2020

NYSE Last Reported Sale Price of Issuer’s Ordinary Shares on Pricing Date:	$11.18 per ordinary share

Public Offering Price:	$11.00 per ordinary share

Net Proceeds to Issuer After Underwriters’ Discounts and Before Offering Expenses:	$385,999,996 ($443,899,991 if the underwriters exercise their option to acquire additional shares in full)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Credit Agricole Securities (USA) Inc. UBS Securities LLC

Co-Managers:

Citizens Capital Markets, Inc.

MUFG Securities Americas Inc.

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

SG Americas Securities, LLC

Skandinaviska Enskilda Banken AB (publ)

Tigress Financial Partners LLC

Concurrent Offerings:

Concurrent with this offering of ordinary shares, (i) NCL Corporation Ltd. (“NCLC”), a subsidiary of the Issuer, is conducting a private offering (the “Exchangeable Notes Offering”) of $750.0 million aggregate principal amount of unsecured exchangeable notes due 2024 (or up to $862.5 million aggregate principal amount of unsecured exchangeable notes due 2024 if the initial purchasers in such offering exercise in full their option to purchase additional exchangeable notes) (the “Exchangeable Notes”) and (ii) NCLC is conducting a private offering (the “Secured Notes Offering” and, together with the Exchangeable Notes Offering, the “Concurrent Offerings”) of $675.0 million aggregate principal amount of 12.25% senior secured notes due 2024 (the “Senior Secured Notes”).

The Exchangeable Notes Offering is only being made pursuant to a separate confidential offering memorandum, and the Secured Notes Offering is only being made pursuant to a separate confidential offering memorandum. Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the Exchangeable Notes or the Senior Secured Notes. Completion of this offering of ordinary shares, the Exchangeable Notes Offering and the Secured Notes Offering is not conditioned upon the completion of any of the other offerings or vice versa.

In addition, NCLC agreed to enter into an investment agreement with an affiliate of L Catterton, pursuant to which it agreed to sell and issue to L Catterton up to $400 million in aggregate principal amount of exchangeable senior notes due 2026 (the “Private Exchangeable Notes”). The Private Exchangeable Notes transaction (together with this offering of ordinary shares and the Concurrent Offerings, the “Transactions”) is expected to close upon the satisfaction of certain customary closing conditions, including a condition that NCLC raise at least $1.0 billion in gross proceeds in the aggregate from this offering of ordinary shares and the Concurrent Offerings. L Catterton will have certain registration rights in respect of the ordinary shares underlying the Private Exchangeable Notes and be subject to certain customary transfer, voting and standstill restrictions, including a one-year transfer restriction.

Other:	Though we do not expect our corporate credit ratings to change before or on closing of the Transactions, we expect the credit ratings assigned to NCLC’s unsecured debt securities by S&P to be downgraded from BB- to B+ on or around the closing of the Transactions.

Changes to Preliminary Prospectus Supplement

1.	The Issuer has increased the amount of this offering from $350,000,000 to $399,999,996.

2.	NCLC has increased the aggregate principal amount of the Exchangeable Notes offered from $650,000,000 to $750,000,000.

3.	NCLC has increased the aggregate principal amount of the Senior Secured Notes offered from $600,000,000 to $675,000,000.

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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CALLING ONE OF THE NUMBERS LISTED BELOW:

GOLDMAN SACHS & CO. LLC	BARCLAYS CAPITAL INC.	CITIGROUP GLOBAL MARKETS INC.	J.P. MORGAN SECURITIES LLC	MIZUHO SECURITIES USA LLC
1-866-471-2526 (TOLL-FREE)	1-888-603-5847 (TOLL-FREE)	1-800-831-9146 (TOLL-FREE)	1-212-834-4533 (COLLECT)	1-866-271-7403 (TOLL-FREE)

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.